Exhibit 99.4

PRESS RELEASE

Nigeria: Production commences at the Akpo West field

Paris, February 7, 2024 –TotalEnergies and its partners announce the start of production from the Akpo West field on the PML2 license in Nigeria.

Located 135 kilometers off the coast, Akpo West is tied back to the existing Akpo Floating Production Storage and Offloading (FPSO) facility, which started-up in 2009 and produced 124,000 barrels of oil equivalent per day in 2023. By mid-2024, Akpo West will add 14,000 barrels of condensate production per day, to be followed by up to 4 million cubic meters of gas per day by 2028.

The Akpo West development leverages the existing Akpo facilities to keep costs low and minimize greenhouse gas emissions. The project’s carbon intensity is expected to be below 5 kg CO2e/boe and will contribute to reduce the average carbon intensity of TotalEnergies’ portfolio.

“After Ikike in 2022, TotalEnergies is pleased to start production of another tie-back project in Nigeria, Akpo West, which will contribute to maintaining the production of the existing Akpo facilities by developing additional nearby resources. This project fits the Company’s strategy of developing low-cost and low-emission projects”, said Mike Sangster, Senior Vice President Africa, Exploration and Production at TotalEnergies. “This project leverages TotalEnergies’ solid footprint in Nigeria and will quickly bring value to the country, TotalEnergies and its partners.”

TotalEnergies is the operator of PML2 with a 24% interest, in partnership with CNOOC (45%), Sapetro (15%), Prime 130 (16%) and the Nigerian National Petroleum Company Ltd as the concessionaire of the PSC.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production where the Company produced 219,000 boe/d in 2023. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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